650 Page Mill Road Palo Alto, CA 94304-1050 phone 650.493.9300 fax 650.493.6811 www.wsgr.com

October 18, 2017

Douglas k. schnell

Internet: dschnell@wsgr.com

Direct Dial: (650) 849-3275

BY EDGAR AND EMAIL

Daniel Duchovny, Esq.

Frank Pigott, Esq.

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Deckers Outdoor Corporation
Preliminary Proxy Statement
Filed on October 6, 2017
File No. 001-36436

Dear Messrs. Duchovny and Pigott:

On behalf of our client, Deckers Outdoor Corporation (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated October 13, 2017, relating to the Company’s preliminary proxy statement on Schedule 14A filed with the Commission on October 6, 2017 (the “Proxy Statement”).

In connection with the submission of this letter, the Company is filing Amendment No. 1 to the Proxy Statement (the “Amended Proxy Statement”). The Amended Proxy Statement reflects revisions made to the Proxy Statement in response to the comments of the Staff and the updating of other information.

In this letter, we have recited the prior comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Unless otherwise noted, the page numbers in the headings below refer to pages in the Proxy Statement, while the page numbers in the response under each heading refer to pages in the Amended Proxy Statement. Capitalized terms used in this letter but not otherwise defined have the meaning given to them in the Amended Proxy Statement.

Daniel F. Duchovny, Esq.

Frank Pigott, Esq.

October 18, 2017

For your convenience, we are emailing you a copy of the Amended Proxy Statement and a copy of the Amended Proxy Statement marked to show all changes from the Proxy Statement.

Preliminary Proxy Statement

Notice of Annual Meeting of Stockholders

1.	Please clarify what you mean by stating both here and on the form of proxy that Proposal 5 will be voted upon only “if properly presented.”

The Company has removed this reference in the Amended Proxy Statement and the form of proxy.

Certain Effects of the Solicitation, page 14

2.	Please revise to quantify the amounts potentially payable under the 2006 Equity Plan and the 2015 Stock Incentive Plan.

The Company has revised the disclosures on pages 15 and 16 to quantify the number of shares subject to equity awards granted under the 2006 Equity Plan and the 2015 Stock Incentive Plan that could immediately accelerate and become exercisable in the event of a “change in control,” and the related stock-based compensation expense.

3.	Please revise to include a discussion of the aggregate amount potentially payable pursuant to the employment agreements with the executive officers.

The Company respectfully advises the Staff that the Company does not maintain employment agreements with its executive officers. With respect to the Severance Agreements, a “change of control” for purposes of those agreements does not include the change in a majority of the Company’s Board of Directors. Please see the response to comment #8 for additional information.

Director Nominees, page 18

4.	Please specify the positions and names of the companies in the music industry where Mr. Perenchio served as a principal.

The Company has revised the disclosure on page 26 to include the information requested.

Daniel F. Duchovny, Esq.

Frank Pigott, Esq.

October 18, 2017

5.	Please provide the business experience for Ms. Shanahan during the past five years.

The Company has revised the disclosure on page 29 to include the information requested.

Consent to Serve, page 29

6.	We note your disclosure that you may introduce substitute nominees. Please confirm for us that you will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

The Company confirms that if it introduces substitute nominees, the Company will file an amended proxy statement that (1) identifies the substitute nominees; (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected; and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Required Vote, page 30

7.	Please disclose the reasons you recommend that security holders vote for your nominees.

The Company has revised page 32 to include the reasons why the Board recommends that security holders vote for the Company’s nominees.

Potential Payments upon Termination or Change of Control, page 81

8.	Revise your disclosure to state whether the election of a majority of Marcato nominees would result in a change of control under the Severance agreements. We note that, on page 82, your disclosure does not address this issue, although it appears that there would be no change of control under the Severance Agreements as a result of this contest.

The Company has revised the disclosure on page 84 to clarify that a “change of control” for purposes of the Severance Agreements does not include the change in a majority of the Company’s Board of Directors.

Daniel F. Duchovny, Esq.

Frank Pigott, Esq.

October 18, 2017

9.	On a related note, disclose in an appropriate place in your proxy statement whether the election of a majority of Marcato nominees would have other results on the company, such as acceleration of vesting of options or warrants, acceleration of outstanding debt, or the need to obtain waivers or consents from counterparties in any agreement.

The Company respectfully refers the Staff to the disclosures in the section of the Amended Proxy Statement captioned “Certain Effects of the Solicitation” for a discussion of all material impacts to the Company in the event of the election of a majority of Marcato’s nominees.

*     *     *

If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact me at (650) 849-3275 or Bradley L. Finkelstein at (650) 565-3514.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Douglas K. Schnell

Douglas K. Schnell

Enclosures

cc:	Deckers Outdoor Corporation
Tom Garcia
Lisa Bereda

Wilson Sonsini Goodrich & Rosati, Professional Corporation
Larry W. Sonsini
Bradley L. Finkelstein